May 12, 2016

Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Avon Products, Inc.
Form 10-K
Filed February 23. 2016
File No. 1-4881

Dear Ms. Rocha:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter, dated April 29, 2016, to Mr. James Scully, Executive Vice President, Chief Operating Officer & Chief Financial Officer of Avon Products, Inc. (“Avon” or the “Company”).

The Staff comments are repeated below in italics and followed by the Company’s response.

Form 10-K for the year ended December 31, 2015

Transformation Plan, page 6

Comment 1

1.
We note the emphasis in your Form 10-K and proxy statement on the ”Transformation Plan” you announced in January 2016. In future filings, in your Business discussion or in MD&A, as appropriate, please elaborate on how you plan to achieve the objectives of the Transformation Plan you announced in January 2016. We note disclosures on pages 6 and 28 of Form 10-K and in your proxy statement to the effect that you will invest in media, social selling and “service model evolution”, as well as in your brand and categories, but it is not clear what concrete steps you plan to take. Similarly, it is not clear how you plan to improve your operating model or optimize your supply chain, as disclosed in your proxy statement, or what restructuring actions or “other cost-savings strategies that will not result in restructuring charges” you are planning. Please also clarify whether you anticipate that the cost reductions will be necessary in order for you to make the investments and to clarify, if true, that your transactions with Cerberus are a part of the Transformation Plan.

Ms. Melissa M. Rocha

May 12, 2016

Response 1

In response to the Staff’s comment on our Transformation Plan, we expanded our disclosure in our Form 10-Q for the period ended March 31, 2016. With respect to the Staff’s request to clarify if the transactions with Cerberus are part of the Transformation Plan, we would like to confirm that we consider this to be part of the Transformation Plan, and we believe we have clarified in, our Form 10-Q for the period ended March 31, 2016, as we have located the discussion of the transactions with Cerberus under the heading “Transformation Plan.” To facilitate the Staff’s review process, the updated portions of the disclosure are shown in underline:

“Transformation Plan

In January 2016, we announced the transformation plan (the “Transformation Plan”), which includes investing in growth, reducing costs in an effort to continue to improve our cost structure and improving our financial resilience. As a result of this plan, we expect to invest $350 [million] into the business over the next three years with an estimated $150 [million] in media and social selling and $200 [million] related to the service model evolution and information technology, which will be aimed at improving the overall Representative experience. These investments will be funded initially from cash on hand, and the continued investment over the three years from the cost savings improvements, as well as benefits from pricing actions. The launch of an improved service model in each country will depend on the existing stage of the technological development of the systems in that market supporting the Representatives. We expect to incrementally invest in media, shifting our media spend more to digital, with the focus of the spending in our top 10 markets. With regards to social selling, we have formed a team focused on social selling, and we expect to begin with a pilot market before a phased implementation.

With respect to cost reductions within our Transformation Plan, we have targeted pre-tax annualized cost savings of approximately $350 [million] after three years. We are targeting an estimated $200 [million] from supply chain reductions by: rationalizing our manufacturing capacity; optimizing the distribution network as the global manufacturing footprint evolves; reducing costs related to transportation, physical warehousing and distribution; and through sourcing opportunities, such as the harmonization of direct material purchases to generate greater scale and purchasing power. We are targeting an estimated $150 [million] from other cost reductions which are expected to be achieved primarily through reductions in headcount.”

Ms. Melissa M. Rocha

May 12, 2016

Comment 2

Management’s Discussion and Analysis, page 27

Segment Review, page 46

2.
We note the disclosures on pages 47-48 regarding the monetary and certain nonmonetary assets located in Venezuela and Argentina. For each country, please address the following and expand your disclosure to clarify the following points:

•
Tell us the nature of your operations in Venezuela and Argentina (e.g., manufacturing, importing, marketing, selling, etc.) and the nature of the activities conducted between those operations and your non-Venezuelan and non-Argentine operations,

•	Clarify how the economic situation in Venezuela and Argentina impacts your liquidity, including the extent of intercompany receivables due from your Venezuelan and Argentine subsidiaries;

•
Quantify the amount of monetary and nonmonetary assets in Venezuela and Argentina by significant asset grouping, (i.e., cash, inventories, PP&E, intercompany accounts, etc.). In this regard, we note your current disclosure only discusses your net asset position and amounts in accumulated foreign currency translation adjustments; and

•	Discuss the factors you are currently monitoring in determining to continue consolidating your Venezuelan operations, the status of those factors and any associated uncertainties.

Response 2

In our Form 10-Q for the period ended on March 31, 2016, we disclosed (in Note 1) that we deconsolidated our Venezuelan operations as of March 31, 2016. The disclosure in our Form 10-Q noted the following:

“Venezuela's restrictive foreign exchange control regulations and our Venezuelan operations' increasingly limited access to U.S. dollars have resulted in an other-than-temporary lack of exchangeability between the Venezuelan bolivar and the U.S. dollar, and have restricted our Venezuelan operations' ability to pay dividends and settle intercompany obligations. The severe currency controls imposed by the Venezuelan government have significantly limited our ability to realize the benefits from earnings of our Venezuelan operations and access the resulting liquidity provided by those earnings. We expect that this other-than-temporary lack of exchangeability will continue for the foreseeable future, and as a result, we concluded that, effective March 31, 2016, we did not meet the accounting criteria of control in order to continue consolidating our Venezuelan operations and, as a result, will account for our Venezuelan operations using the cost method of accounting.”

Ms. Melissa M. Rocha

May 12, 2016

With respect to the nature of our operations in Venezuela, we added the following to address the nature of our operations in the Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) our Form 10-Q for the period ended March 31, 2016:

“Avon Venezuela operates in the direct-selling channel offering beauty products and other products associated with fashion and household products. Avon Venezuela has a manufacturing facility that produces the Beauty products that they sell. Avon Venezuela imports many of their Fashion & Home products and raw materials and components needed to manufacture its Beauty products.”

With respect to quantifying the significant asset groupings for Venezuela, in response to the Staff’s comment, we included the following in our Form 10-Q for the period ended March 31, 2016 when describing the $39 million of net assets of Venezuela that were written off:

“The net assets of the Venezuelan business were comprised of inventories of $24 [million], property, plant and equipment of $15 [million], non-current assets of $11 [million], cash of $5 [million], accounts receivable of $4 [million], and accounts payable and accruals of $20 [million].”

Please note that the amounts above do not include any intercompany balances as those balances eliminate in consolidation and had no impact on our consolidated financial results due to the decision to deconsolidate our Venezuelan operations.

With respect to liquidity, we had historically included the cash balances associated with our Argentine and Venezuelan operations in our Liquidity and Capital Resources section of our MD&A when they were considered to be significant to Avon. For example, in our Form 10-Q for the quarterly period ended September 30, 2015, when the cash balance for Argentina represented approximately 10% of the total cash and cash equivalents of Avon and the country’s government imposed currency restrictions were more onerous, we noted the following:

At September 30, 2015, we had cash and cash equivalents totaling approximately $587 [million], which includes cash balances associated with our Argentina operations amounting to approximately $58 [million].

At December 31, 2015, we did not include a comment regarding the cash balance in Argentina in our Form 10-K for the Fiscal Year ended December 31, 2015 as the cash balance in Argentina was approximately $48 million which was approximately 7% of the total cash and cash equivalents of Avon. The cash balance in Argentina was included in a discussion of Argentina in our Latin America segment discussion of our MD&A. We also noted that “in December 2015, the Argentine government began the process of removing foreign currency exchange controls, however, some uncertainty exists regarding the foreign exchange controls in the future.”

Ms. Melissa M. Rocha

May 12, 2016

We did not include a discussion of the cash balance in Venezuela in the MD&A of our Form 10-K for the fiscal year ended December 31, 2015, as it was not material to Avon.

In our Form 10-Q for the quarterly period ended March 31, 2016 we noted the following:

“Beginning in the first quarter of 2016, Avon Argentina has been able to adequately access foreign currencies, including the U.S. dollar, in order to pay a substantial portion of its non-functional currency obligations.”

As a result of Avon Argentina having adequate access to foreign currencies, we no longer quantified the net assets of Argentina and did not expand the disclosures surrounding our operations in Argentina.

We supplementally advise the Staff that Avon Argentina operates in the direct-selling channel and has a manufacturing facility that produces the Beauty products that are sold in Argentina and certain other South Latin America markets. Avon Argentina imports a portion of the raw materials and components needed to manufacture its Beauty products and utilizes local suppliers for substantially all of their Fashion & Home products. We also supplementally advise the Staff that at March 31, 2016, we had a net asset position of approximately $71 million associated with our operations in Argentina, which included inventories of $41 million, accounts receivable of $30 million, cash of $26 million, property, plant & equipment of $24 million, prepaid assets of $17 million, other assets of $16 million and accounts payable and accruals of $83 million.

Comment 3

Definitive Proxy on Schedule 14A

Executive Compensation Tables, page 55
Grants of Plan-Based Awards page 57

3.	In future filings, please disclose the estimated future payouts under your non-equity incentive plan awards when the threshold is achieved. See item 402(d)(2)(iii) of Regulation S-K.

Response 3

While we have included information on payout thresholds in the footnotes to the table of grants of plan-based awards when applicable, we acknowledge the Staff's comment and confirm that in future filings we will disclose more prominently in the table the estimated future payouts under our non-equity incentive plan awards when the threshold is achieved.

Ms. Melissa M. Rocha

May 12, 2016

In connection with the Company’s response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact James Scully at (212) 282-5474 or me at (914) 935-2172.

Sincerely,

/s/ Robert Loughran
Robert Loughran
Group Vice President, Chief Accounting Officer, Avon Products, Inc.

cc: Jenn Do, Staff Accountant, United States Securities & Exchange Commission
David Korvin, United States Securities & Exchange Commission
Pamela Long, Assistant Director, United States Securities & Exchange Commission
James Scully, Executive Vice President, Chief Operating Officer & Chief Financial Officer, Avon Products, Inc.
Paula Loop, Engagement Partner, PricewaterhouseCoopers LLP